15046390

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 27 2015
Washington DC
404

SEC FILE NUMBER
8- 20369

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GARRETT NAGLE & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 Unicorn Park Drive
(No. and Street)

Woburn (City) MA (State) 01801 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Garrett J. Nagle, Jr. 617-737-9090 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LMHS, P.C.
(Name – *if individual, state last, first, middle name*)

80 Washington Street, Bldg. S (Address) Norwell (City) MA (State) 02061 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Garrett J. Nagle, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Garrett Nagle & Co., Inc., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ELAINE P. LOMBARDO
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
March 3, 2017

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GARRETT NAGLE & Co., Inc.
300 Unicorn Park Drive
Woburn, MA 01801

(617)737-9090

MEMORANDUM

To: SEC - WASHINGTON, D.C.
From: Noreen Wight
Date: 2/25/2015

Re: Garrett Nagle &O Co., Inc. SEC 8-20369 FYE 12/31/14

Enclosed are 2 copies of our annual audit for the year ended December 31, 2014

GARRETT NAGLE & COMPANY, INC.
(Sec. I.D. No. 8-20369)

Financial Statements and Report of Independent Registered Accounting Firm for the Year Ended December 31, 2014, Supplemental Schedule of Computation of Net Capital, Report of Independent Registered Public Accounting Firm - (Review) on Broker-Dealers Claim of Exemption From 17 C.F.R. §15c3-3k(2)(ii) and Independent Accountants' Report on Applying Agreed-Upon Procedures

GARRETT NAGLE & COMPANY, INC.
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
YEAR ENDED DECEMBER 31, 2014

LMHS, P.C.
Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Stockholder
Garrett Nagle & Company, Inc.
300 Unicorn Park Drive
Woburn, MA 01801

We have audited the accompanying statement of financial condition of Garrett Nagle & Company, Inc. (the Company) as of December 31, 2014, and the related statements of earnings and comprehensive income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of Garrett Nagle & Company, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Garrett Nagle & Company, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The Supplemental Schedule of Computation of Net Capital has been subjected to audit procedures performed in conjunction with the audit of Garrett Nagle & Company, Inc.'s financial statements.

80 Washington Street, Building S, Norwell, Massachusetts 02061 (781) 878-9111 FX (781) 878-3666 www.lmhspc.com

The Supplemental Schedule of Computation of Net Capital is the responsibility of Garrett Nagle & Company, Inc.'s management. Our audit procedures included determining whether the Supplemental Schedule of Computation of Net Capital reconciles to the financial statements or the underlying accounting and other records, as applicable, and, performing procedures to test the completeness and accuracy of the information presented in the Supplemental Schedule of Computation of Net Capital. In forming our opinion on the Supplemental Schedule of Computation of Net Capital, we evaluated whether the Supplemental Schedule of Computation of Net Capital, including its form and content is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Schedule of Computation of Net Capital is fairly stated, in all material respects, in relation to the financial statements as a whole.

LMHS, P.C.

LMHS, P.C.
Norwell, Massachusetts

February 6, 2015

80 Washington Street, Building S, Norwell, Massachusetts 02061 (781) 878-9111 FX (781) 878-3666 www.lmhspc.com

GARRETT NAGLE & COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

CURRENT ASSETS:	
Cash	$ 644,495
Marketable Securities	1,322,862
Accounts Receivable	16,227
Prepaid Expenses and Other Assets	2,325
	1,985,909
PROPERTY AND EQUIPMENT, NET	10,504
RESTRICTED CASH	25,141
	$ 2,021,554

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:	
Accounts Payable and Accrued Expenses	$ 18,000
Accrued Pension	23,400
Deferred Advisory Fees	441,122
	482,522
STOCKHOLDER'S EQUITY:	
Common Stock, No Par Value; 250,000 Shares Authorized, 25,000 Issued and Outstanding	25,000
Additional Paid-In Capital	17,428
Retained Earnings	820,798
Accumulated Other Comprehensive Income	675,806
	1,539,032
	$ 2,021,554

See Notes to Financial Statements

GARRETT NAGLE & COMPANY, INC.
STATEMENT OF EARNINGS AND COMPREHENSIVE INCOME
YEAR ENDED DECEMBER 31, 2014

REVENUE:	
Commissions	$ 459,650
Investment Advisory Fees	975,332
	1,434,982
EXPENSES:	
Salaries and Commissions	887,727
Employee Benefits	82,067
Clearing and Other Fees	211,994
Charitable Contributions	15,264
Insurance	6,515
Occupancy and Equipment	110,484
Professional Fees	24,243
Other Expenses	89,050
	1,427,344
EARNINGS FROM OPERATIONS	7,638
OTHER INCOME:	
Realized Gain on Marketable Securities	25,843
Dividend and Interest Income	13,934
	39,777
NET EARNINGS	47,415
UNREALIZED GAIN ON MARKETABLE SECURITIES	63,940
COMPREHENSIVE INCOME	$ 111,355

See Notes to Financial Statements

GARRETT NAGLE & COMPANY, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2014

	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total Stockholder's Equity
BALANCES - January 1, 2014	$ 25,000	$ 17,428	$ 773,383	$ 611,866	$ 1,427,677
Net Unrealized Gain on Securities				63,940	63,940
Net Earnings			47,415		47,415
BALANCES - DECEMBER 31, 2014	$ 25,000	$ 17,428	$ 820,798	$ 675,806	$ 1,539,032

See Notes to Financial Statements

GARRETT NAGLE & COMPANY, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Earnings	$ 47,415
Noncash Items Included in Net Earnings:	
Depreciation and Amortization	8,787
(Increase) Decrease:	
Accounts Receivable	(6,046)
Prepaid Expenses and Other Assets	719
Increase (Decrease) In:	
Accounts Payable and Accrued Expenses	(578)
Accrued Pension	19
Deferred Advisory Fees	(32,141)
	18,175
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of Property and Equipment	(310)
Purchases of Marketable Securities	(212,282)
Cost Basis of Marketable Securities Sold	176,662
	(35,930)
NET DECREASE IN CASH	(17,755)
CASH - BEGINNING	662,250
CASH - ENDING	$ 644,495

See Notes to Financial Statements

A. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

1. Organization - Garrett Nagle & Company, Inc. (the Company) is an investment advisor and broker-dealer in Woburn, Massachusetts and is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's primary sources of revenue are generated through investment advisory services provided for its customers and commission earned on trades consummated on behalf of those customers.

2. Operations - The Company is engaged as a broker and dealer in securities and other financial products for a diverse group of investors. The Company introduces these transactions for clearance and execution services primarily to National Financial Services, LLC, a New York Stock Exchange member firm, on a fully disclosed basis. The Company's business and results of operations are, to a large extent, dependent on investment trends of the United States economy.

3. The agreement between the Company and National Financial Services, LLC provides that the Company is obligated to assume any exposure related to nonperformance by its customers. The Company monitors its customer activity by reviewing information it receives from National Financial Services, LLC on a daily basis, requiring customers to deposit additional collateral or reduce positions as appropriate, and reserving for doubtful accounts when necessary.

4. Cash and Cash Equivalents - For purposes of the statement of cash flows, the Company considers all highly liquid investments available for current use with an initial maturity of three months or less to be cash equivalents.

5. Restricted Cash - The company maintains a certificate of deposit as collateral for an irrevocable letter of credit required by the Woburn office lease.

6. Securities Transactions - The Company accounts for securities transactions and the related commission income and expense on a trade date basis.

7. Marketable Securities - The Company accounts for marketable securities under the provisions of FASB ASC 320-10 "Accounting for Certain Investments in Debt and Equity Securities". The provision establishes standards for equity securities that have readily determinable values and for all debt securities.

   Under FASB ASC 320-10-25-1, unrealized gains and losses on securities categorized as Available for Sale are based on the difference between book value and fair value for each security. These unrealized gains and losses are reported as a separate component of stockholder's equity.

   All investment securities held during the year ended December 31, 2014 have been classified as available for sale and are reflected on the statement of financial condition at fair market value, with unrealized gains and losses reported as a separate component of stockholder's equity.

8. Revenue Recognition - Investment advisory fees are billed and collected annually in advance, and recognized ratably on a monthly basis as earned during the year. Fees collected in advance and not yet earned are recorded as deferred investment advisory fees.

A. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

Commissions revenue is received monthly and recorded in the period earned.

Securities are evaluated on at least a quarterly basis and more frequently when economic or market conditions warrant such an evaluation to determine whether a decline in their value is other than temporary. Management utilizes criteria such as the magnitude and duration of the decline and the intent and ability of the Company to retain its investment in the issues for a period of time sufficient to allow for an anticipated recovery in fair value, in addition to the reasons underlying the decline, to determine whether the loss in value is other than temporary. The term "other than temporary" is not intended to indicate that the decline is permanent, but indicates that the prospects for a near-term recovery of value is not necessarily favorable, or that there is a lack of evidence to support a realizable value equal to or greater than carrying value of the investment. Once a decline in value is determined to be other than temporary, the value of the security is reduced and a corresponding charge to earnings is recognized.

9. Depreciation - Depreciation of office equipment and fixtures is provided using the straight-line methods over five to seven years. Costs incurred in connection with improvements to the Company's leased premises have been capitalized and are being amortized over the term of the lease using the straight-line method.

10. Income Taxes - The Company's sole shareholder has elected, under the provisions of the Internal Revenue Code, to be treated as an S Corporation. As a result, income and losses of the Company are passed through to its stockholder for income tax purposes. Accordingly, no provision has been made for income taxes. The Company is subject to corporate state tax on net taxable income if the Company's annual revenue exceeds certain dollar values. The Company's annual revenue did not exceed these thresholds in 2014, however, it is subject to an excise tax on the greater of its tangible property or net worth.

11. Uncertainty In Income and Other Taxes - The Company adopted the new standards for *Accounting for Uncertainty in Income Taxes* (income, sales, use and payroll), which required the Company to report any uncertain tax positions and to adjust its financial statements for the impact thereof. As of December 31, 2014, the Company determined that it had no tax positions that did not meet the "more likely than not" threshold of being sustained by the applicable tax authority. The Company files tax and information returns in the United States Federal and Massachusetts jurisdictions. These returns are generally subject to examination by tax authorities for the last three years.

A. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

12. The Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. The estimated fair value of financial instruments is determined by reference to various market data and valuation techniques, as appropriate. These techniques require the Company to develop assumptions on such items as discount rates and future cash flows. Accordingly, such fair value estimates may not necessarily be indicative of the amounts the Company would realize upon a current market exchange. Actual results could differ from those estimates.

13. Fair Value of Financial Instruments - The amounts reported in the statement of financial condition for cash, accounts receivable, accounts payable and accrued expenses approximate fair value because of the short-term nature of these instruments. The amounts reported for marketable securities owned are the fair value of those instruments.

14. Indemnifications - In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly execute transactions. The maximum amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

15. Concentration of Credit Risk - The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

B. MARKETABLE SECURITIES:

Marketable securities classified as available-for sale consisted of the following:

	Cost	Unrealized Gain	Fair Market Value
Corporate Bonds	$ 39,825	$ 20,775	$ 60,600
Equities	607,231	655,031	1,262,262
	$ 647,056	$ 675,806	$ 1,322,862

For the year ended December 31, 2014, the net realized gain of $19,018, was transferred from accumulated other comprehensive income and recognized in income.

C. PROPERTY AND EQUIPMENT:

Property and Equipment consists of the following at December 31, 2014:

Furniture and Fixtures	$ 37,150
Leasehold Improvements	5,695
Motor Vehicles	97,215
Office Equipment	65,890
	205,950
Less: Accumulated Depreciation	(195,446)
	$ 10,504

D. FAIR VALUE MEASUREMENT:

FASB ASC 820-10 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 inputs) and the lowest priority to measurements involving significant unobservable inputs (Level 3 inputs).

The following table sets forth by level, within the fair value hierarchy, the Company's assets at fair value:

December 31, 2014	Level 1	Level 2	Level 3	Total
Mutual Funds	$ 1,262,262	$ -	$ -	$ 1,262,262
Corporate Bonds		60,600		60,600
	$ 1,262,262	$ 60,600	$ -	$ 1,322,862

The three levels of the fair value framework are as follows:

- Level 1 - Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities at the measurement date.
- Level 2 - Inputs other than quoted prices in active markets that are observable for the asset either directly or indirectly, including inputs in markets that are not considered to be active.
- Level 3 - Inputs that are unobservable

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2014.

Fair market value is determined to be the last reported sales price of the marketable securities as listed on the applicable public exchange at closing on the last business day of the period.

Corporate bonds and preferred stocks, which generally are traded in the over-the -counter market, are valued at the average of the last reported bid and asked

D. FAIR VALUE MEASUREMENT: (Continued)

prices. For certain corporate bonds and preferred stocks that do not have an established fair value, the fair values are based on yields currently available on comparable securities of issuers with similar credit ratings.

A qualified asset or liability's level within the framework is based upon the lowest level of any input that is significant to the fair value measurement. The Company's qualifying assets or liabilities are recorded at fair value using Level 1 and 2 inputs. FASB ASC 320-10-25-1 requires trading securities to be carried at market value. At December 31, 2014, marketable securities and corporate bonds had a market value of $1,322,862 and had a cost basis of $647,056.

E. NET CAPITAL REQUIREMENTS:

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined, of $100,000 and the ratio of aggregate indebtedness to net capital must be less than 15 to 1, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2014, the Company had a net capital of $1,283,815, exceeding the minimum net capital requirement of $100,000. At December 31, 2014, the Company had a ratio of aggregate indebtedness to net capital of .38 to 1, lower than the maximum ratio allowed of aggregate indebtedness to net capital of 15 to 1.

F. LEASE COMMITMENTS:

The Company leases office space in Woburn, Massachusetts under a non-cancellable operating lease, which as amended, expires February 28, 2016. The lease requires monthly rental payments of $8,800.

Future minimum lease payments under the lease described above are as follows:

2015	$ 105,600
2016	17,600
	$ 123,200

Total rent expense, including operating expenses, for the years ended December 31, 2014 was $107,488.

G. 401(k) PLAN:

The Company sponsors a 401(k) profit sharing plan (the "Plan") covering substantially all of its employees. Annual employer contributions to the 401(k) plan are calculated at 3% of qualifying compensation for all active participants. The Company may also make discretionary profit sharing contributions to the Plan, which, if made, are allocated on the basis of employee compensation. The total expense under the Plan for the year ending December 31, 2014 was $27,900.

H. SUBSEQUENT EVENTS:

Management has evaluated events occurring after the statement of financial conditions dated through February 6, 2015 the date in which the financial statements were available to be issued. No material events have been identified which would require disclosure under FASB ASC 855-10-50-1.

GARRETT NAGLE & COMPANY, INC.
SUPPLEMENTAL SCHEDULE OF COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2014

NET CAPITAL:	
Stockholder's Equity	$ 1,539,032
Deductions and/or Changes - Nonallowable Assets:	
Restricted Cash	25,141
Other Assets	12,829
Other Marketable Securities	205,870
Total Deductions and/or Charges	243,840
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES	1,295,192
HAIRCUTS ON SECURITIES	(11,377)
NET CAPITAL	1,283,815
MINIMUM NET CAPITAL REQUIRED	100,000
EXCESS OF NET CAPITAL	$ 1,183,815
AGGREGATE INDEBTEDNESS	$ 482,522
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.38 to 1

LMHS, P.C.
Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Stockholder
Garrett Nagle & Company, Inc.
300 Unicorn Park Drive
Woburn, Massachusetts 01801

We have reviewed management's statements, included in the accompanying Garrett Nagle & Company, Inc.'s Exemption Report in which (1) Garrett Nagle & Company, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Garrett Nagle & Company, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3(2)(ii)("the exemption provisions") and (2) Garrett Nagle & Company, Inc. stated that Garrett Nagle & Company, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Garrett Nagle & Company, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Garrett Nagle & Company, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

LMHS, P.C.

LMHS, P.C.
Norwell, Massachusetts

February 6, 2015

80 Washington Street, Building S, Norwell, Massachusetts 02061 (781) 878-9111 FX (781) 878-3666 www.lmhspc.com

GARRETT NAGLE & CO., INC.

February 6, 2015

GARRETT NAGLE & Co., Inc. claims an exemption under Rule 15c3-3 paragraph 15c3-3(k)(2)(ii). The provisions of this rule shall not be applicable to a broker or dealer: Who as a introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to t he requirements of paragraphs 240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer.

We properly transmit customer funds and securities to the Clearing Broker Dealer by noon the next business day to comply with the (k)(2)(ii) exemption. GARRETT NAGLE & Co., Inc. met the identified exemption provisions in paragraph (k) throughout the most recent fiscal year without exception.

Garrett T. Nagle
Chief Financial Officer

300 UNICORN PARK DRIVE • WOBURN, MA 01801 • TEL (617) 737-9090 • FAX (781) 939-0411

LMHS, P.C.
Certified Public Accountants and Advisors

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To The Stockholder
Garrett Nagle & Company, Inc.
300 Unicorn Park Drive
Woburn, Massachusetts 01801

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Garrett Nagle & Company, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Garrett Nagle & Company, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Garrett Nagle & Company, Inc.'s management is responsible for the Garrett Nagle & Company, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the Accounts Payable Check History Report noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3. There were no adjustments reported in Form SIPC-7;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules noting no differences; and

80 Washington Street, Building S, Norwell, Massachusetts 02061 (781) 878-9111 FX (781) 878-3666 www.lmhspc.com

5. There were no overpayments applied to the current assessment with the Form SIPC-7 on which it was originally computed.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

LMHS, P.C.

LMHS, P.C.
Norwell, Massachusetts

February 6, 2015

GARRETT NAGLE & COMPANY, INC.
SCHEDULE OF ASSESSMENT AND PAYMENTS
FORM SIPC-7
DECEMBER 31, 2014

Total Revenue	$ 1,474,759
Deductions:	
Commissions	105,687
Net Gain From Securities in Investment Accounts	19,018
Other Revenue	13,934
	138,639
SIPC Net Operating Revenue	1,336,120
General Assessment Rate	0.0025
General Assessment	3,340
Less Payment Made With SIPC-6 Filed December 31, 2014	(1,659)
Assessment Balance Due	$ 1,681